[Letterhead of Lighting Science Group Corporation]

June 27, 2007

Via EDGAR & Facsimile (202) 772-9218

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Lighting Science Group Corporation
Registration Statement on Form SB-2 (Commission File No. 333-142018)

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lighting Science Group Corporation (the “Company”) hereby requests acceleration of the effectiveness of the Registration Statement so that it will be declared effective on Thursday, June 28, 2007, or as soon as possible thereafter.

The Company acknowledges that should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the above-referenced Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the above-referenced Registration Statement.

The Company acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, Attention: Greg R. Samuel, at (214) 651-5645.

Very truly yours,

Lighting Science Group Corporation

By:  __
Name: Ronald E. Lusk
Title:  Chairman of the Board and
Chief Executive Officer